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RECEIVED JUN -1 P 1:26 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		16:09 26 May 06

Full Announcement Text

SUPPL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc		2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list	
5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed **3,124,771**	8. Percentage of issued class (any treasury sh held by company sho not be taken into accc when calculating percentage) 0.96%

PROCESSED JUN 05 2006 THOMSON FINANCIAL

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed compan informed 26/05/2006
12. Total holding following this notification 25,938,861	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed comp should not be taken into account when calculating percentage) 7.96%	

14. Any additional information	15. Name of contact and telephone number for queries
N/A	Marcus Lynch Asst.Group Secretary + 353 1 616 1335.

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 26th May 2006.

Fidelity Notification Nominee Name	Mgt Co	No of Shares
JP Morgan, Bournemouth	FPM	2,044,572
Northern Trust London	FPM	659,560
State St. Bk&Tr Co LNDN	FPM	205,604
Chase Manhttn BK AG FRNKFRT	FPM	119,104
Mellon Bank	FPM	87,152
JPMORGAN CHASE BANK	FPM	65,300
Bank of New York Brussels	FPM	35,738
Dexia Privatbank	FPM	13,788
Chase Manhttn London	FPM	12,619
State St. Bank and Tr Co	FMTC	881,925
Brown Brothers Harriman and CO	FMTC	796,581
Bank of New York	FMTC	297,700
JPMORGAN CHASE BANK	FMTC	265,200
Northern trust CO	FMTC	236,300
State Street Bank and Trust Co.	FMRCO	4,124,540
Brown Brothers Harriman and CO	FMRCO	3,249,200
JPMORGAN CHASE BANK	FMRCO	2,070,005
Northern Trust London	FMRCO	165,711
Mellon Bank N.A.	FMRCO	53,300
JP Morgan, Bournemouth	FISL	3,819,368
Brown Bros Harrmn Ltd. Lux	FIL	1,029,474
JP Morgan, Bournemouth	FIL	278,058
JP Morgan, Bournemouth	FIL	233,700
Northern Trust London	FIL	170,051
Bank of New York Brussels	FIL	104,431
Bank of New York Europe LDN	FIL	52,459
State Street Bank and Trust Co. LNDN	FIL	49,915
JP Morgan, Bournemouth	FIL	742,000
BNP PARIBAS, PARIS	FIGEST	63,200
State Street Bank and TR CO	FICL	454,100
STATE STREET HONG KONG	FIA(K)L	22,686
STATE STR BK & TR CO LNDN	FPM	1,016,136
Northern Trust London	FPM	697,300
JP Morgan, Bournemouth	FPM	690,315
HSBC Bank Plc	FPM	217,000
Mellon Bank	FPM	24,300
Bank of New York Brussels	FPM	14,000
Northern trust CO	FMTC	30,800

JP Morgan, Bournemouth	FISL	590,269
JP Morgan, Bournemouth	FIL	255,400
TOTAL SHARES		25938861

END

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OFFICE OF INTERNATIONAL CORPORATE FINANCE

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding(s) in Company		16:05 26 May 06

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc		**2.** Name of shareholder with a major interest Deutsche Bank AG	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Deutsche Bank AG		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list	
5. Number of shares/amount of stock acquired **NOT KNOWN**	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	**7.** Number of shares/amount of stock disposed N/A	**8.** Percentage of issued class (any treasury sha held by company shou not be taken into accou when calculating percentage) N/A

9. Class of security Ordinary shares of E0.01 each	**10.** Date of transaction N/A	**11.** Date listed company informed 25/05/2006
12. Total holding following this notification 16,923,828	**13.** Total percentage holding of issued class following this notification (any treasury shares held by the listed compar should not be taken into account when calculating percentage) 5.19%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries Marcus Lynch Asst. Group Secretary + 353 1 616 1335
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 26th May 2006	

Deutsche Bank Notification

Company Name	**No of Shares**
Deutsche Bank AG London Branch	11,199,539
Deutsche Asset Management Inc	8,628
Deutsche Asset Man Investmentgesell. mbH	131,801
DWS Investment GmbH	5,530,547
DWS (Austria) Investmentgesellschaft mbH	53,313
Total Shares Held	16923828

END

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